SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              Decree N°690/2020

Buenos Aires, August 25, 2020

SECURITIES AND EXCHANGE COMMISSION

Re.: Decree N°690/2020

Dear Sirs,

On August 22, 2020, Decree No. 690/2020 issued by Argentina’s National Executive Branch was published in Argentina´s Official Gazzette. Decree No. 690/2020, among other measures, amends the current legal framework to (i) declare Information and Communications Technology (ICT) Services and access to telecommunications networks for and among licensees of ICT services as essential and strategic public services in competition, (ii) establish new rules regarding the pricing of such services, among others, and (iii) declare mobile telephony service in all its modalities a public service.  The Company is considering with its advisors the impact of these measures on its activities, and will adopt appropriate steps to further its interests and those of its stakeholders.

Best regards,

Telecom Argentina S.A.

/s/ Fernando Balmaceda
Responsible for Markets Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 25, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations